UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 0-19125- CF#26906

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   Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2001.

   Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through May 21, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Sonia Gupta Barros
          Special Counsel